Exhibit 99.1

StoneRiver Recognized Among 2017’s “Top 10 Policy Administration Solution Providers” by Insurance CIO Outlook

This is StoneRiver’s second consecutive “Top 10” appearance

Holon, Israel and Denver, CO – May 8, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc., a trusted insurance technology partner with solutions across multiple business lines, has been named among this year’s “Top 10 Policy Administration Solution Providers” by Insurance CIO Outlook magazine. This is the second consecutive Insurance CIO Outlook “Top 10” appearance for StoneRiver, having been named a “Top 10 Claims Processing & Management Solution Provider” in 2016.

The prestigious 2017 list of “top” administration solution providers is determined by a team of prominent CEOs, CIOs, and VCs, along with Insurance CIO Outlook’s editorial board. StoneRiver has been recognized due to its demonstrated ability to develop innovative technologies, combined with its outstanding customer service and talent base.

“We congratulate StoneRiver on being named one of the Top 10 Policy Administration Solution Providers for 2017,” said Pamela Morgan, managing editor of Insurance CIO Outlook. “StoneRiver stood out for its capability to fulfill the burning need for cost-effective and flexible policy administration solutions that add value to the insurance landscape.”

Yaffa Cohen-Ifrah, chief marketing officer and head of corporate communications with Sapiens, said, “It is always gratifying to be recognized by the industry and receive validation that we are effectively addressing those issues that keep insurance executives up at night – keeping up with the industry’s rapid pace of change, delivering an exemplary level of service and maintaining competitive advantage through technology and product innovation.”

Cohen-Ifrah continued, “We are extremely proud to make the Top 10 as an administration solution provider, and especially for being recognized for our property and casualty and workers’ compensation offerings. We thank Insurance CIO Outlook for sponsoring the Top 10 program.”

About StoneRiver, Inc.

StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com